UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 2, 2021

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧     Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

MLU B.V., the ride-sharing and food delivery joint venture between Yandex N.V. and Uber, has acquired the intellectual property assets and call centers of the Vezet group of companies in Russia, pursuant to a purchase agreement dated February 2, 2021. The parties have also terminated a prior acquisition agreement in respect of the assets of Vezet entered into in July 2019, which contemplated a different transaction perimeter and consideration structure.

The sellers are entitled to receive up to $178 million in cash, a significant portion of which will be subject to certain integration milestones. The sellers will not receive any equity interest in MLU.

The parties expect to complete the integration of the acquired assets with the MLU platform in the second quarter of 2021. The acquisition agreement contains representations, warranties and indemnities customary for a transaction of this nature.

Charles Ryan, a member of the Board of Directors of Yandex N.V., is a principal of one of the major shareholders of the Vezet group of companies. Mr. Ryan recused himself for all deliberations and voting by the Board of Directors of Yandex N.V. in connection with the transaction.

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Yandex N.V. dated February 2, 2021, announcing the transaction described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: February 2, 2021	By:	/s/ Greg Abovsky
Greg Abovsky
Chief Financial Officer and Chief Operating Officer

  INDEX TO EXHIBITS

99.1	Press release dated February 2, 2021, announcing the acquisition of selected assets of the Vezet group of companies in Russia